(As filed April 28, 2000)
                                                                File No. 70-9609

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                 Amendment No. 1
                                       on
                                   FORM U-1/A
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                             Energy East Corporation
                    New York State Electric & Gas Corporation
                          Energy East Enterprises, Inc.
                            Maine Natural Gas, L.L.C.
                              One Canterbury Green
                               Stamford, CT 06904

                                 CMP Group, Inc.
                           Central Maine Power Company
                       Maine Electric Power Company, Inc.
                                    NORVARCO
                                 83 Edison Drive
                                Augusta, ME 04336

                         Connecticut Energy Corporation
                      The Southern Connecticut Gas Company
                                 855 Main Street
                              Bridgeport, CT 06604

                               CTG Resources, Inc.
                       Connecticut Natural Gas Corporation
                             100 Columbus Boulevard
                               Hartford, CT 06103

                           Berkshire Energy Resources
                            The Berkshire Gas Company
                                115 Cheshire Road
                              Pittsfield, MA 01201

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

              ----------------------------------------------------

                            Energy East Corporation 1

                 (Name of top registered holding company parent)
              -----------------------------------------------------

     Kenneth M. Jasinski                Arthur W. Adelberg
     Executive Vice President           Executive Vice President and
          and General Counsel                Chief Financial Officer
     Energy East Corporation            CMP Group, Inc.
     One Canterbury Green               83 Edison Drive
     Stamford, Connecticut 06904        Augusta, Maine 04336

     Arthur C. Marquardt                Scott S. Robinson
     Chairman, President and            President and Chief Executive Officer
          Chief Executive Officer            Berkshire Energy Resources
     CTG Resources, Inc.                115 Chesire Road
     100 Columbus Boulevard             Pittsfield, Massachusetts 01201
     Hartford, Connecticut 06103


                   (Names and addresses of agents for service)

            ---------------------------------------------------------
           The Commission is requested to send copies of all notices, orders and communications in connection with this
                          Application/Declaration to:

     William T. Baker, Jr., Esq.        Adam Wenner, Esq.
     J. Michael Parish, Esq.            Vinson & Elkins, L.L.P.
     Thelen Reid & Priest LLP           1455 Pennsylvania Avenue, N.W.
     40 West 57th Street                Washington, D.C. 20004-1008
     New York, New York 10019

                              Frank Lee, Esq.
                              Huber Lawrence & Abell
                              605 Third Avenue
                              New York, New York 10158


------------------------
1 Energy East will register following the consummation of its proposed combinations with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources.

                                TABLE OF CONTENTS

Item 1.   Description of Proposed Transaction.................................1
          1.1.     Introduction...............................................1
          1.2.     Description of Energy East and its Subsidiaries............1
          1.3.     Capital Structure of Energy East...........................3
          1.4.     Summary of Requested Approvals.............................4
          1.5.     Use of Proceeds............................................6
          1.6.     Description of Proposed Financing Program..................7
          1.7.     Guaranties................................................13
          1.8.     Hedging Transactions......................................14
          1.9.     Changes in Capital Stock of Subsidiaries..................15
          1.10.    Financing Subsidiaries....................................16
          1.11.    Intermediate Subsidiaries.................................16
          1.12.    Investments in Energy-Related Assets......................19
          1.13.    Sales of Services and Goods Among Nonutility Subsidiaries
                   of Energy East............................................20
          1.14.    Activities of Rule 58 Subsidiaries Within and Outside
                   the United States.........................................21
          1.15.    Payment of Dividends Out of Capital and Unearned Surplus..22
          1.16.    Tax Allocation Agreement..................................25
          1.17.    Certificates of Notification..............................27

Item 2.   Fees, Commissions and Expenses.....................................28

Item 3.   Applicable Statutory Provisions....................................28
          3.1.     General...................................................28
          3.2.     Compliance with Rules 53 and 54...........................28

Item 4.   Regulatory Approvals...............................................29

Item 5.   Procedure..........................................................30

Item 6.   Exhibits and Financial Statements..................................30

Item 7.   Information as to Environmental Effects............................32

          The Application/Declaration filed in this proceeding on January 10, 2000, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          ------------------------------------

1.1.      Introduction. Energy East Corporation ("Energy East") is a New
          ------------
York corporation and public utility holding company exempt from all provisions of the Public Utility Holding Company Act of 1935, as amended (the "Act"), except Section 9(a)(2), by order issued under Section 3(a)(1).2 Energy East has filed an Application/Declaration on Form U-1 (File No. 70-09569) (the "Merger U-1 Application"), pursuant to Sections 9 and 10 and other applicable provisions of the Act seeking approval to acquire all of the issued and outstanding common shares of:

          o CMP Group, Inc. ("CMP Group"), a Maine corporation and public utility holding company exempt from all provisions of the Act, except
          Section 9(a)(2), by order issued under Section 3(a)(1);3

          o CTG Resources, Inc. ("CTG Resources"), a Connecticut corporation and public utility holding company exempt from all provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder; and

          o Berkshire Energy Resources ("Berkshire"), a Massachusetts business trust and public utility holding company exempt from all provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.

Energy East is proposing to acquire the common shares of: CMP Group for cash (the "CMP Merger"); CTG Resources for cash, Energy East Common Stock or a combination of cash and Energy East Common Stock (the "CTG Merger"); and Berkshire for cash (the "Berkshire Merger," and collectively with the CMP Merger and the CTG Merger, the "Mergers"). A more complete description of the Mergers and the transactions contemplated in connection with the Mergers is contained in the Merger U-1 Application, which descriptions are hereby incorporated by reference herein. Upon consummation of the CMP, CTG and Berkshire Mergers, Energy East intends to register as a holding company pursuant to Section 5 of the Act.

          This Application/Declaration seeks authorization and approval of the Commission with respect to ongoing financing activities of Energy East and its subsidiaries, intrasystem extensions of credit, the creation, acquisition or sale of nonutility subsidiaries, the payment of dividends out of capital and unearned surplus and other related matters pertaining to Energy East and its subsidiaries.

1.2.      Description of Energy East and its Subsidiaries. Upon completion
          -----------------------------------------------
of the Mergers, Energy East will own, directly or indirectly, interests in the following eight public utility companies, each of which will be wholly-owned by companies within the Energy East system, unless otherwise indicated:


------------------------
2    Energy East Corp., et al., Holding Company Act Release No. 27128 (Feb. 2,
     2000).

3 CMP Group, Inc., et al., Holding Company Act Release No. 35-26977 (February 12, 1999).

          o New York State Electric & Gas Corporation ("NYSEG"), a New York corporation and a wholly-owned direct subsidiary of Energy East, which purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

          o The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy Corporation ("Connecticut Energy"), which is engaged in the retail distribution and transportation of natural gas in parts of Connecticut;

          o Maine Natural Gas, L.L.C. (formerly CMP Natural Gas, L.L.C.) ("Maine Natural Gas"), a Maine limited liability company, which distributes gas in Maine and which is a joint venture between New England Gas Development Corp. (holding a 19% interest), a wholly-owned subsidiary of CMP Group, and Energy East Enterprises, Inc. ("Energy East Enterprises"), a Maine corporation (holding an 81% interest), a wholly-owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1);

          o Central Maine Power Company ("Central Maine Power"), a Maine corporation, the common stock of which is wholly-owned by CMP Group, which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;

          o Maine Electric Power Company, Inc. ("MEPCo"), a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine - Central Maine Power presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities;

          o NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection - NORVARCO is presently a wholly-owned subsidiary of Central Maine Power;

          o Connecticut Natural Gas Corporation ("Connecticut Natural Gas"), a Connecticut corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut; and

          o The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts corporation and a wholly-owned subsidiary of Berkshire, which is engaged in the sale and distribution of natural gas in western Massachusetts.

          Collectively, the eight subsidiaries referenced above are referred to herein as the "Utility Subsidiaries." Together, the Utility Subsidiaries provide electric service to approximately 1.4 million wholesale, retail and industrial electric customers in parts of New York and Maine, and gas service to approximately 600,000 residential, commercial, agricultural and industrial customers, in Maine, Connecticut, Massachusetts and New York.

          As explained in the Merger U-1 Application, Connecticut Energy (which Energy East acquired on February 8, 2000), CMP Group, CTG Resources and Berkshire will remain in existence as first tier public utility holding company subsidiaries of Energy East following the Mergers. In addition, as described above Energy East currently owns Energy East Enterprises which is a public utility holding company by virtue of the 81% interest it holds in Maine Natural Gas. These companies are referred to herein as the "Intermediate Holding Companies."

          Upon completion of the Mergers, Energy East will also own interests in three companies owning nuclear power plants, all of which have been permanently shut down; namely, Maine Yankee Atomic Power Company, which has permanently shut down its nuclear electric generating plant located in Wiscasset, Maine, Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, and Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut.

          Upon completion of the Mergers, Energy East will also directly own, or own an indirect interest in, approximately 41 other subsidiary companies that are not public utility companies under the Act. Such entities are collectively referred to herein as the "Nonutility Subsidiaries." More complete descriptions of all of the Utility Subsidiaries and Nonutility Subsidiaries may be found in the Merger U-1 Application, which descriptions are incorporated herein by reference, together with the corporate chart of Energy East and its Subsidiaries after the Mergers, filed as Exhibit E-5 to Amendment No. 1 to the Merger U-1 Application.

          Among the Nonutility Subsidiaries is Energy East Management Corporation ("EE Management"), a Delaware corporation and wholly-owned subsidiary of Energy East, the present business of which is to manage the investment of the net proceeds from the sale of the coal-fired generation assets by one of Energy East's other subsidiaries. It is anticipated that in connection with the Mergers, EE Management will assume the role of providing management, administrative and corporate support services to the companies within the Energy East system. A separate Application/Declaration on Form U-1 will be filed with the Commission by Energy East in connection with EE Management assuming such responsibilities.

          Collectively, the Utility Subsidiaries, the Intermediate Holding Companies and the Nonutility Subsidiaries are referred to herein as the "Subsidiaries." The term "Subsidiaries" shall also include entities that become subsidiaries of Energy East after the consummation of the Mergers.

1.3.      Capital Structure of Energy East. Energy East is authorized under
          --------------------------------
its Restated Certificate of Incorporation, as amended (see Exhibits A-1 and A-2 hereto), to issue 300,000,000 shares of Common Stock, par value $.01 per share ("Common Stock") and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). Immediately following the CTG Merger, Energy East expects that it will have issued and outstanding approximately 120,000,000 shares of Common Stock.4 Energy East has not issued any Preferred Stock and will not issue any Preferred Stock in connection with the Mergers. The cash portion of the consideration to be paid in the Mergers will be financed in part by the issuance of approximately $500 million of unsecured debt ("Acquisition Debt"). The terms and conditions of the Acquisition Debt have not been negotiated as of the time of this filing. However, it is expected that the Acquisition Debt will have maturities of up to 30 years. Immediately after the Mergers, it is projected that common equity as a percentage of the pro forma consolidated capitalization of Energy East and Subsidiaries (including short-term debt) will be approximately 39%.

1.4.      Summary of Requested Approvals. Energy East and the Subsidiaries
          ------------------------------
hereby request approval for a program of external financing, credit support arrangements, and other related proposals for the period commencing on the effective date of an order issued pursuant to this filing and ending March 31, 2003 ("Authorization Period"),5 as follows:

(i) Energy East requests authority to issue Common Stock to shareholders of CTG Resources in connection with the CTG Merger. In addition, Energy East requests authority to maintain in place the Acquisition Debt and to refinance such Acquisition Debt.

(ii) Energy East requests authority to issue and sell from time to time during the Authorization Period Common Stock, Preferred Stock, and unsecured debentures having maturities of up to 50 years (the "Debentures") in an aggregate amount not to exceed $2.5 billion, and unsecured short-term indebtedness having maturities of one year or less (hereinafter, "Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $750 million, provided that the aggregate principal amount of all indebtedness of Energy East at any time outstanding (including Acquisition Debt, Debentures and Short-term Debt), shall not exceed $1.5 billion (the "Energy East Debt Limitation").

(iii) The Utility Subsidiaries and Intermediate Holding Companies request authority to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the following aggregate principal amounts:

               Utility Subsidiaries               Aggregate Principal Amount
               --------------------               --------------------------
               NYSEG                                   $275,000,000
               Maine Natural Gas                         50,000,000
               Central Maine Power                      150,000,000
               MEPCo                                     30,000,000
               NORVARCO                                  30,000,000
               Southern Connecticut Gas                 100,000,000


------------------------
4 The exact number of shares of Common Stock which will be issued in the CTG Merger will depend upon the number of shares of CTG Resources common stock outstanding on the date of the CTG Merger and the exchange ratio on such date.

5 As indicated in Item 1.15.1 below, the requested authorization period for the dividend relief requested is for the duration of the goodwill amortization period described therein.

               Connecticut Natural Gas                  100,000,000
               Berkshire Gas                             50,000,000

               Intermediate Holding Company       Aggregate Principal Amount
               ----------------------------       --------------------------
               CMP Group                               $ 30,000,000
               Connecticut Energy                        30,000,000
               CTG Resources                             30,000,000
               Berkshire                                 30,000,000
               Energy East Enterprises                   30,000,000

(iv)      To the extent that such transactions are not exempt under Rule
52(b), the Nonutility Subsidiaries request authority to issue and sell from time to time during the Authorization Period debt and equity securities in order to finance their operations and future nonutility investments, provided that such future investments are exempt under the Act or rules thereunder or have been authorized in a separate proceeding.

(v) Energy East requests authority to provide guaranties and other forms of credit support ("Energy East Guaranties") with respect to the securities or other obligations of its Subsidiaries in an aggregate principal or nominal amount not to exceed $1 billion at any one time outstanding.

(vi) Nonutility Subsidiaries request authority to provide guaranties and other forms of credit support ("Nonutility Subsidiary Guaranties") with respect to obligations of other Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $700 million at any one time outstanding, exclusive of any guaranties that are exempt pursuant to Rule 45(b) and Rule 52. In addition, each of the Intermediate Holding Companies request authority to provide guaranties and other forms of credit support to or on behalf of their respective Subsidiaries up to the following aggregate principal or nominal amounts:

               Intermediate Holding Company       Aggregate Principal Amount
               ----------------------------       --------------------------
               CMP Group                                $30,000,000
               Connecticut Energy                        30,000,000
               CTG Resources                             30,000,000
               Berkshire                                 30,000,000
               Energy East Enterprises                   30,000,000

(vii) Energy East and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions ("Interest Rate Hedges") with respect to outstanding indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

(viii) Energy East, on behalf of the Subsidiaries, requests authorization to change any wholly-owned Subsidiary's authorized capitalization.

(ix) Energy East and the Subsidiaries request authority to acquire the equity securities of one or more special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52.

(x) Energy East requests authority to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries, including but not limited to "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies" ("ETCs"), as defined in Section 34 of the Act, provided that the Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

(xi) Nonutility Subsidiaries request authority to invest up to $700 million in certain types of nonutility energy-related assets ("Energy-Related Assets") that are incidental to energy marketing activities of such companies, or the capital stock of companies substantially all of whose physical assets consist of such Energy-Related Assets.

(xii) As permitted by Rule 87(b)(1), Nonutility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below.

(xiii) Energy East requests authority on behalf of any current and future Rule 58 Subsidiaries to engage in certain categories of activities permitted thereunder both within and outside the United States.

(xiv) Energy East, the Intermediate Holding Companies and their respective Subsidiaries request authority to pay dividends out of capital and unearned surplus, subject to certain limitations.

(xv) Energy East requests approval for an agreement among Energy East and the Subsidiaries to allocate consolidated income tax liabilities.

1.5.      USE OF PROCEEDS. The proceeds from the financings authorized by
          ---------------
the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Energy East and its Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, Rule 58 Subsidiaries, and ETCs, (ii) the repayment, redemption, refunding or purchase by Energy East or any Subsidiary of any of its own securities pursuant to Rule 42, and (iii) financing working capital requirements of Energy East and its Subsidiaries.

          The Applicants represent that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Energy East states that the aggregate amount of proceeds of financing and Energy East Guaranties approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to Energy East's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of Energy East's "consolidated retained earnings" (also as defined in Rule 53). Further, Energy East represents that proceeds of financing and Energy East Guaranties and Nonutility Subsidiary Guaranties utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. Energy East further represents that it will not seek to recover through higher rates of any of the Utility Subsidiaries losses attributable to any operations of its Nonutility Subsidiaries.

1.6.      DESCRIPTION OF PROPOSED FINANCING PROGRAM.
          -----------------------------------------

          1.6.1. Energy East External Financing. Energy East requests authority
                 ------------------------------
to issue and sell from time to time during the Authorization Period Common Stock, Preferred Stock, and Debentures in an aggregate amount not to exceed $2.5 billion, and up to $750 million of Short-term Debt at any time outstanding, subject to the following terms and conditions:

               (a) Common Stock. Energy East requests authorization to issue and
                   ------------
sell Common Stock from time to time during the Authorization Period, either through underwritten public offerings, in private placements, pursuant to its dividend reinvestment plan and stock-based management incentive and employee benefit plans or in exchange for securities or assets being acquired from other companies. Energy East may issue and sell Common Stock or options, warrants, or other stock purchase rights that are exercisable for Common Stock and issue Common Stock upon the exercise of such options, warrants, or other stock purchase rights. Energy East may also buy back shares of Common Stock during the Authorization Period in accordance with Rule 42.

          Energy East may issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          Specifically, Energy East may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Energy East) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Energy East or through agents designated by Energy East from time to time. If dealers are utilized in the sale of Common Stock, Energy East will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Energy East may grant the underwriters thereof a "green shoe" option permitting the purchase from Energy East at the same price additional shares then being offered solely for the purpose of covering over-allotments.

          Energy East, CMP Group and CTG Resources currently have in effect the stock based plans listed in Exhibit I, which authorize grants of such companies' common stock, stock options and other stock-based awards to eligible employees and directors. Energy East may issue shares of its Common Stock under the authorization and within the limitations set forth herein in order to satisfy any of its obligations and the obligations of CMP Group and CTG Resources under all such plans and under plans adopted after the effective time of the Mergers which replace any plans listed in Exhibit I. Shares of Common Stock for use under the common stock plans may either be newly issued shares, treasury shares or shares purchased in the open market. Energy East will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the stock plans pursuant to Rule 42. Energy East also requests authorization to issue and/or sell shares of Common Stock pursuant to these existing stock plans and similar plans or plan funding arrangements hereafter adopted, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order. Stock transactions of this variety would be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

          Energy East also has a dividend reinvestment plan under which shares of its Common Stock may be issued to shareholders reinvesting cash dividends and/or making optional cash investments to purchase additional shares of Common Stock. Shares of Common Stock for use under the dividend reinvestment plan may be either newly issued shares, treasury shares, or shares purchased on the open market. Energy East hereby seeks authority for the issuance and sale of its shares in accordance with its dividend reinvestment plan under the authorization and within the limitations set forth herein.

          Under Rule 58 and Section 34 of the Act, Energy East is authorized to acquire securities of companies engaged in "energy-related" businesses, as described in Rule 58, and ETCs. Such acquisitions may involve the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions would be individually negotiated. The Energy East Common Stock to be exchanged in such transactions may be purchased on the open market pursuant to Rule 42, or may be original issue or treasury shares. Original issue stock or treasury shares may be registered under the Securities Act of 1933, as amended (the "1933 Act"), or issued pursuant to any exemption from the registration requirements of the 1933 Act.

          The ability to offer stock as consideration in an acquisition could make a transaction more economical for Energy East as well as for the seller of the business. Therefore, Energy East requests authorization to issue Common Stock in consideration for an acquisition by Energy East or a Nonutility

Subsidiary of securities or assets of a business, the acquisition of which has been approved by the Commission in this proceeding (see Item 1.12, below) or is exempt under the Act or the rules thereunder (specifically, Rule 58).6 The Energy East Common Stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high or low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of Common Stock on the open market and the use of proceeds to acquire securities, the acquisition of which is otherwise authorized or exempt.

               (b) Preferred Stock. Energy East also proposes to issue and sell
                   ---------------
Preferred Stock during the Authorization Period. The dividends payable on any series of Preferred Stock, as well as all other terms and conditions and any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable purchase agreement or underwriting agreement setting forth such terms; provided, however, that the dividend rate on any series of Preferred Stock will not exceed the rate generally obtainable at the time of issuance for preferred securities having the same or reasonably similar terms and conditions issued by utility holding companies of reasonably comparable credit quality, as determined by competitive capital markets.

          Energy East contemplates that the Preferred Stock would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Preferred Stock either without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

               (c) Short-term Debt. The aggregate principal amount of Short-term
                   ---------------
Debt of Energy East at any time outstanding during the Authorization Period shall not exceed $750 million in aggregate principal amount, subject to the Energy East Debt Limitation. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed the competitive market rates available at the time of issuance to companies with comparable credit ratings with respect to debt having similar maturities.

          To provide financing for general corporate purposes, to meet refunding obligations, other working capital requirements and construction spending until long-term financing can be obtained, Energy East may sell commercial paper, from time to time, in established commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Energy East will reoffer such paper at a discount to corporate and institutional investors. It is anticipated that Energy


------------------------
6 The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction approved in a separate proceeding. See e.g., SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

East's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

          Energy East also may establish bank lines in an aggregate principal amount not to exceed the aforementioned $750 million. Loans under these lines will have maturities not more than one year from the date of each borrowing. Energy East may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               (d) Debentures. Energy East requests authorization to issue and
                   ----------
sell from time to time during the Authorization Period Debentures in one or more series, subject to the Energy East Debt Limitation. The Debentures (a) may be convertible into any other securities of Energy East, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. In addition, Energy East may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset for each reset period). The Debentures will be issued under an indenture (the "Indenture") to be entered into between Energy East and a national bank, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture).

          Energy East contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities which would resell the Debentures either without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

          The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in a purchase agreement or underwriting agreement setting forth such terms; provided, however, that Energy East will not issue and sell any Debentures at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

          Finally, Energy East undertakes that without further Commission authorization it will not issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

               (e) Other Securities. In addition to the specific securities for
                   ----------------
which authorization is sought herein, Energy East may also find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. Energy East requests that the Commission reserve jurisdiction over the issuance of additional types of securities and the amount thereof. Energy East also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount thereof to be issued and request a supplemental order of the Commission authorizing the issuance thereof by Energy East.

          1.6.2. Utility Subsidiary Financing. The issue and sale of most
                 ----------------------------
securities by the Utility Subsidiaries will be exempt from the preapproval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by a Utility Subsidiary must be approved by the state utility commission with jurisdiction over such utility. However, certain financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption because they will not be subject to state commission approval. Specifically, the approval of the Public Service Commission of the State of New York ("NYPSC") is not required for the issuance by NYSEG of indebtedness with maturities of one year or less. The Connecticut Department of Public Utility Control ("DPUC") has jurisdiction over the issuance of securities by Southern Connecticut Gas and Connecticut Natural Gas, other than indebtedness with maturities of one year or less. The Maine Public Utilities Commission ("MPUC") has jurisdiction over the issuance of securities by CMP Natural Gas, Central Maine Power, MEPCo and NORVARCO, other than indebtedness one year or less. The Massachusetts Department of Telecommunications and Energy ("MDTE") has jurisdiction over the issuance of securities by Berkshire Gas, other than indebtedness with maturities of one year or less.

          Accordingly, the Utility Subsidiaries request authorization herein to maintain outstanding certain indebtedness and to issue and sell the following securities during the Authorization Period:

               (a) Short-term Debt of the Utility Subsidiaries. The Utility
                   -------------------------------------------
Subsidiaries request authority to issue and sell from time to time during the Authorization Period debt and securities, to the extent they are not otherwise exempt pursuant to Rule 52(a), with maturities of one year or less, up to the following aggregate principal amounts:


               Utility Subsidiaries               Aggregate Principal Amount
               --------------------               --------------------------
               NYSEG                                   $275,000,000
               Maine Natural Gas                         50,000,000
               Central Maine Power                      150,000,000
               MEPCo ...                                 30,000,000
               NORVARCO                                  30,000,000
               Southern Connecticut Gas                 100,000,000
               Connecticut Natural Gas                  100,000,000
               Berkshire Gas                             50,000,000

Subject to such limitations, the Utility Subsidiaries may engage in short-term financing as they may deem appropriate in light of their needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established commercial paper markets in a manner similar to Energy East, bank lines and debt securities issued under their respective indentures and note PROGRAMS. The obligations incurred in connection with any such short-term financing will bear interest at a rate which is not greater than 300 basis points over LIBOR.

               (b) Other Securities. The Utility Subsidiaries may also issue and
                   ----------------
sell other types of securities to non-associate purchasers which do not qualify for exemption under Rule 52 but which are considered appropriate during the Authorization Period. The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Utility Subsidiary.

          1.6.3. Short-term Debt of Intermediate Holding Companies. Each of the
                 -------------------------------------------------
Intermediate Holding Companies requests authority to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the following aggregate principal amounts:

               Intermediate Holding Company       Aggregate Principal Amount
               ----------------------------       --------------------------
               CMP Group                               $30,000,000
               Connecticut Energy                       30,000,000
               CTG Resources                            30,000,000
               Berkshire                                30,000,000
               Energy East Enterprises                  30,000,000

Subject to such limitations, the Intermediate Holding Companies may engage in short-term financing as they may deem appropriate in light of their needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established commercial paper markets in a manner similar to Energy East, bank lines and debt securities issued under their respective indentures and note programs. The obligations incurred in connection with any such short-term financing will bear interest at a rate which is not greater than 300 basis points over LIBOR. In addition, none of the Intermediate Holding Companies will issue any indebtedness in contravention of any pre-existing orders of any state utility commission.

          1.6.4. Nonutility Subsidiary Financing. Energy East, through its
                 -------------------------------
Nonutility Subsidiaries, is engaged in and expects to continue to be active in the development and expansion of its existing energy-related, telecommunications or otherwise functionally related, nonutility businesses, which include, principally, fuel transportation and storage, propane distribution, energy brokering and marketing, energy management and demand side services, district heating and cooling, and investments in EWGs, ETCs and "qualifying facilities."

In order to finance investments in such competitive businesses, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). It is requested that the Commission reserve jurisdiction over the issuance by any Nonutility Subsidiary of any other securities with respect to which the exemption under Rule 52(b) would not apply. Energy East undertakes to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such non-exempt security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof.

          In order to be exempt under Rule 52(b), any loans by Energy East to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Nonutility Subsidiary making the borrowing is not wholly-owned by Energy East, directly or indirectly, authority is requested under the Act for Energy East or a Nonutility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.7 If such loans are made to a Nonutility Subsidiary, such company will not sell any services to any associate Nonutility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described below in Item 1.13. Furthermore, in the event any such loans are made, Energy East will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to each such transaction.

1.7.      GUARANTIES.
          -----------

          1.7.1. Energy East Guaranties. Energy East requests authorization to
                 ----------------------
enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of Subsidiaries (collectively, "Energy East Guaranties") as may be appropriate to enable such Subsidiaries to operate in the ordinary course of business, in an aggregate principal amount not to exceed $1 billion outstanding at any one time, provided however, that the amount of any Energy East Guaranties in respect of obligations of any EWG, FUCO, or Rule 58 Subsidiary shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Energy East may charge each Subsidiary a fee for each guaranty provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guaranty (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses).

          1.7.2. Nonutility Subsidiary Guaranties. In addition to the guaranties
                 --------------------------------
that may be provided by Energy East, as described above, Nonutility Subsidiaries request authorization to enter into guaranties, obtain letters of credit, enter


------------------------
7 The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

into expense agreements or otherwise provide credit support to or on behalf of other Nonutility Subsidiaries (collectively, "Nonutility Subsidiary Guaranties") in an aggregate principal amount not to exceed $700 million outstanding at any one time, exclusive of any guaranties and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52, provided however, that the amount of any Nonutility Subsidiary Guaranties in respect of obligations of any Rule 58 Subsidiary shall also be subject to the limitations of Rule 58(a)(1). The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guaranty provided on its behalf determined in the same manner as specified above.

          1.7.3. Intermediate Holding Company Guaranties. Each Intermediate
                 ---------------------------------------
Holding Company requests authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of their respective subsidiary companies (collectively, the "Intermediate Holding Company Guaranties") as may be appropriate to enable such companies to operate in the ordinary course of business, in an aggregate principal amount not to exceed $30 million outstanding at any one time, provided however, that the amount of any Intermediate Holding Company Subsidiary Guaranties in respect of obligations of any Rule 58 Subsidiary shall also be subject to the limitations of Rule Rule 58(a)(1). The Intermediate Holding Companies may charge their subsidiaries a fee for each guaranty provided on its behalf determined in the same manner as specified above. The Intermediate Holding Companies will not issue any guaranties in contravention of any orders of any state utility commission.

1.8.      HEDGING TRANSACTIONS.
          --------------------

          1.8.1. Interest Rate Hedges. Energy East, and to the extent not exempt
                 --------------------
pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate costs. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Energy East and its Subsidiaries will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.8.2. Anticipatory Hedges. In addition, Energy East and the
                 -------------------
Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar "), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Energy East or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Energy East or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither Energy East nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

          The Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with all Interest Rate Hedges and Anticipatory Hedges.8

1.9.      CHANGES IN CAPITAL STOCK OF SUBSIDIARIES. The portion of an
          ----------------------------------------
individual Subsidiary's aggregate financing to be effected through the sale of stock to Energy East or other intermediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Energy East or other intermediate parent company in the instant case. A Subsidiary would be


------------------------
8 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.9

1.10.     FINANCING SUBSIDIARIES. Energy East and the Subsidiaries request
          ----------------------
authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of such companies through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties and the transfer of the proceeds of such financings by such Financing Subsidiaries to Energy East or to a Subsidiary, as the case may be. Energy East may, if required, guaranty or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries may also provide guaranties and enter into expense agreements, if required, on behalf of any Financing Subsidiaries which they organize pursuant to Rules 45(b)(7) and 52, as applicable. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on Energy East Guaranties or Intermediate Holding Company Guaranties or Nonutility Subsidiary Guaranties, as the case may be, set forth in Item 1.7.1, 1.7.2 or 1.7.3, above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guaranty not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Energy East Guaranties, Intermediate Holding Company Guaranties or Nonutility Subsidiary Guaranties, as the case may be. Energy East requests that the Commission reserve jurisdiction over any transfer of proceeds of financing by any Financing Subsidiary to Energy East pending completion of the record.10

1.11.     INTERMEDIATE SUBSIDIARIES. Energy East requests authorization to
          -------------------------
acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other Nonutility Subsidiaries (as authorized in this proceeding or in a separate proceeding),

------------------------
9 The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
     1998); and New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).

10 The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

provided that Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities"), as described below, relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Energy East requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered at fair market prices to the extent they qualify for any of the exceptions from the "at cost" standard requested in Item 1.13, below.

          Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Intermediate Subsidiaries request authority to expend up to $100 million during the Authorization Period on all such Development Activities. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Energy East's investments in Nonutility Subsidiaries.

          There are several legal and business reasons for the use of special-purpose intermediate companies in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other non-exempt Nonutility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another nonutility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it may be necessary to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal.

          An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Energy East and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Energy East's exposure to state, U.S. and foreign taxes; (7) to further insulate Energy East and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries or New Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guaranties issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries or New Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiaries or New Subsidiaries will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Energy East from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that Energy East provides funds or guaranties directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guaranties will be included in Energy East's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.11

          Energy East may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Energy East may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,12 Energy East hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, Energy East's ownership interests in existing and future Nonutility Subsidiaries.13 Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities


------------------------
11 The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various nonutility subsidiaries, and for such intermediate companies to provide administrative and development services to such subsidiaries. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7,
     1999); Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

12   Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
     58, as applicable, may exempt many of the transactions described in this paragraph.

13 The Commission has granted similar authority to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999), Columbia Energy Group, et al., Holding Co. Act Release No. 27099 (November 5, 1999).

being sold. Energy East will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

1.12.     INVESTMENTS IN ENERGY-RELATED ASSETS. Nonutility Subsidiaries
          ------------------------------------
request authority to acquire or construct in one or more transactions from time to time during the Authorization Period, nonutility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy-Related Assets"), that would be incidental to the energy marketing, brokering and trading operations of Energy East's Subsidiaries.14 Nonutility Subsidiaries request authorization to invest up to $500 million (the "Investment Limitation") during the Authorization Period in such Energy-Related Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy-Related Assets.15 Such Energy-Related Assets (or equity securities of companies owning Energy-Related Assets) may be acquired for cash or in exchange for Common Stock or other securities of Energy East or a Nonutility Subsidiary of Energy East, or any combination of the foregoing. If Common Stock of Energy East is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the requested Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will any Nonutility Subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such company to be considered an "electric utility company" or "gas utility company" as defined under the Act.

          As this Commission has recognized in American Electric Power Company, Inc., et al., 68 SEC Docket 1251 (November 2, 1998) and SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. For example, gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.16 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to


------------------------
14 Currently, Energy East's electric power and gas marketing operations are conducted through Energy East Solutions, Inc. and NYSEG Solutions Inc.

15 Companies whose physical properties consist of Energy-Related Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, applicants request authorization to continue such activities in the event they acquire such companies.

16 See FERC Order 636, FERC Stats. & Regs.P. 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

acquire or construct such supply facilities. In fact, most of the larger energy marketers today own, directly or through affiliates, substantial physical assets of the type described herein.

          The acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatility imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

          Energy East may add to the existing base of nonutility, marketing-related, assets held by its subsidiaries as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation).

1.13.     SALES OF SERVICES AND GOODS AMONG NONUTILITY SUBSIDIARIES OF
          ------------------------------------------------------------
ENERGY EAST. Energy East's Nonutility Subsidiaries request authorization to
-----------
provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Nonutility Subsidiary purchasing such goods or services is:

(i) A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

(ii) An EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;

(iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

(iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

(v) A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by Energy East, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or EE Management (or any other entity that Energy East may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries or EE Management), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.17

1.14.     ACTIVITIES OF RULE 58 SUBSIDIARIES WITHIN AND OUTSIDE THE UNITED
          ----------------------------------------------------------------
STATES. Energy East, on behalf of any current or future Rule 58 Subsidiaries,
------
requests authority to engage in business activities permitted by Rule 58 both within and outside the United States. Such activities may include:

(i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

(ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

(iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering


------------------------
17 The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); Ameren Corp., et al. , Holding Co. Act Release No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999).

services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

          Energy East requests that the Commission (i) reserve jurisdiction over Energy Marketing activities outside the United States and Canada pending completion of the record in this proceeding18 (ii) authorize Energy East and its direct and indirect subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,19 and (iii) reserve jurisdiction over other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record.

1.15.     PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS.
          --------------------------------------------------------

          1.15.1.   Payment of Dividends by Energy East, the Intermediate
                    -----------------------------------------------------
Holding Companies and the Utility Subsidiaries. As a result of the application
----------------------------------------------
of the purchase method of accounting, the Mergers have created (in the case of the Connecticut Energy Merger, which has closed) and will create (in the case of the other Mergers) a substantial amount of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible assets, and the total consideration to be paid and the fair values of the liabilities assumed in the transactions. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill, which is reflected in the pro forma consolidated financial statements of Energy East, has been and will be "pushed down" and reflected as additional paid-in-capital in the financial statements of the subsidiaries of Connecticut Energy, CMP Group, CTG Resources, and Berkshire. Importantly, the pre-merger retained earnings of each of these companies, which has been or will be eliminated in the Mergers, will not be reflected in Energy East's retained earnings. Moreover, the amortization of this goodwill will decrease net income, and, therefore, decrease retained earnings, the traditional source of dividend payments of Energy East, the Intermediate Holding Companies and their respective subsidiaries.

          In the aggregate, an estimated $1.0 billion of the purchase price in the four Mergers may be allocated to goodwill and amortized by the Utility Subsidiaries over a 40-year period, as follows: Connecticut Energy ($285 million); CMP Group ($425 million); CTG Resources ($230 million); and Berkshire ($60 million). The amortization of goodwill, on a consolidated basis, is estimated to be as much as $25 million per year.


------------------------
18 See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada); Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999).

19 The Commission has heretofore authorized nonutility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers both within and outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release No. 26498 (March 25, 1996); and Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999).

          Energy East and the Intermediate Holding Companies and their respective Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus in an amount up to the retained earnings of such companies prior to the Mergers. In addition, after the Mergers are completed, each of these companies requests authorization to pay dividends out of earnings before amortization of goodwill ("Gross Earnings"). Such authorization is requested for the duration of the goodwill amortization period. 20

          Section 12(c) of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." See S. Rep. No. 621, 74th Cong., 1st Sess. p. 34 (1935).21 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

          In support of their request, Applicants assert that each of the standards of Section 12(c) of the Act enunciated in the EUA case are satisfied:

(i) After the Mergers, and giving effect to the pushdown of goodwill, Energy East's common equity as a percentage of total consolidated capitalization is estimated to be approximately 39%, substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems. Energy East commits to maintain its capitalization at or above 30% common equity on a consolidated basis.

(ii) Energy East and the Intermediate Holding Companies and their respective Utility Subsidiaries have a favorable history of prior earnings and long record of consistent dividend payments.22


------------------------
20 The Commission recently granted substantially identical dividend relief to another new registered holding company. See National Grid Group plc, et al., Holding Co. Act Release No. 27154 (Mar. 15, 2000).

21   Compare Section 305(a) of the Federal Power Act.

22   In recent years, Energy East's net income and dividends have been:

     Year        Net Income ($ millions)     Dividends Paid ($ millions)
     ---------------------------------------------------------------------
     1996                $169                          $100

     1997                $175                          $ 95

     1998                $194                          $100

     1999                $219                          $ 99

(iii) The Applicants expect that the cash flow of Energy East and the Intermediate Subsidiaries and their respective Utility Subsidiaries after the Mergers will not differ significantly from cash flow prior thereto and that Gross Earnings of such companies, therefore, should remain stable after the Mergers.

(iv) The requested dividend payments are in the public interest. Energy East is in sound financial condition as indicated by its sound capitalization ratios. The expectations of continued strong financial condition should allow it to continue to access the capital markets to finance its operations and growth.

          In addition, the dividend payments are consistent with investor interests because they allow the capital structure of Energy East to be adjusted to more appropriate levels of debt and equity. Lastly, a prohibition on dividend payments out of additional paid-in-capital would impair the ability of Energy East to service the Acquisition Debt incurred in connection with the Mergers.

          Energy East and each of the Intermediate Holding Companies and Utility Subsidiaries represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most state corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Energy East and each of the Intermediate Holding Companies and Utility Subsidiaries also will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          1.15.2.   Payment of Dividends by Nonutility Subsidiaries. Energy East
                    -----------------------------------------------
also requests authorization, on behalf of itself and each of its current and future non-exempt Nonutility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus.23

          Energy East anticipates that there may be situations in which it or one or more Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of Energy East were to purchase all of the stock of an EWG or FUCO and, following such acquisition, the EWG or FUCO incurs non-recourse borrowings, some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no


------------------------
23 The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (August 26, 1999).

earnings) could not, without the Commission's approval, in turn distribute such cash to Energy East or its immediate parent.24

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

          Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          Energy East, on behalf of each current and future non-exempt Nonutility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. Energy East also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

1.16.     TAX ALLOCATION AGREEMENT. The Applicants ask the Commission to approve
          ------------------------
an agreement for the allocation of consolidated tax among Energy East and the Subsidiaries (the "Tax Allocation Agreement"). Approval is necessary because the proposed Tax Allocation Agreement may provide for the retention by Energy East of certain payments for tax losses incurred from time to time, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5).25

          Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except


------------------------
24 The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Energy East would normally desire a return of some or all of the funds invested.

25 The Commission recently granted substantially identical relief to another new registered holding company. See National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000).

pursuant to a Commission order. Rule 45(c) provides, however, that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system which "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

          [t]he agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

          Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

          In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies" and "subsidiary companies" represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act.26 It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.27

          As a result of the Mergers, Energy East or its finance subsidiary will be creating tax deductions chiefly in the form of deductions for interest expense on the Acquisition Debt that are non-recourse to the Subsidiaries. As a result, Energy East should retain the benefits of those tax credits. Accordingly, the Applicants request that the Commission approve the Tax Allocation Agreement which will be filed by amendment as Exhibit B.


------------------------
26 See Holding Co. Act Release No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482.

27   See e.g., Section 12(a) of the Act.

1.17.     CERTIFICATES OF NOTIFICATION. It is proposed that, with respect to
          ----------------------------
Energy East, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Energy East. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

          The Rule 24 certificates will contain the following information for the reporting period:

               (a) The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale;

               (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's employee benefit plans and dividend reinvestment plan or otherwise, including any plans hereafter adopted;

               (c) If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

               (d) The name of the guarantor and of the beneficiary of any guarantied note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty;

               (e) The amount and terms of any Debentures issued during the quarter;

               (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

               (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

               (h) The name, parent company, and amount invested in any Intermediate Subsidiary or New Subsidiary or Financing Subsidiary during the quarter;

               (i) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

               (j) The amount and terms of any short-term debt issued by Energy East during the quarter;

               (k) The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

               (l) The amount and terms of any short-term debt issued by any Intermediate Holding Company during the quarter;

               (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Energy East, that has engaged in financing transactions during the QUARTER.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with this Application/Declaration are estimated at $25,000. The above fees do not include any underwriting fees or other expenses incurred in consummating financings covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds from any such financings.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

3.1.      GENERAL. Sections 6(a) and 7 of the Act are applicable to the issuance
          -------
and sale of Common Stock, Preferred Stock, Short-term Debt and Debentures by and to the issuance and sale of securities by the Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Energy East Guaranties, Nonutility Subsidiary Guaranties and the Intermediate Holding Companies Guaranties to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are also applicable to (i) Energy East's or any Nonutility Subsidiary's or anyIntermediate Holding Company's acquisition of the equity securities of any Financing Subsidiary, (ii) the acquisition of securities of Intermediate Subsidiaries, (iii) the acquisition of Energy-Related Assets or the securities of companies substantially all of whose assets consist of Energy-Related Assets, and, (iv) the activities of Rule 58 Subsidiaries within and outside the United States. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by Energy East and the Subsidiaries.
Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Nonutility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable. Section 12(b) of the Act and Rule 45(c) are applicable to the proposed Tax Allocation Agreement.

3.2.      COMPLIANCE WITH RULES 53 AND 54. The transactions proposed herein are
          -------------------------------
also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guaranty the securities of an

EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): Immediately following the Mergers, Energy East's "aggregate investment" in EWGs and FUCOs will be approximately $20 million, or approximately 2.6% of Energy East's "consolidated retained earnings" at December 31, 1999 (approximately $783 million).

          Rule 53(a)(2): Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Energy East will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Energy East's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

          In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          NYPSC has jurisdiction over the issuance of securities by NYSEG, other than indebtedness with maturities of one year or less. DPUC has jurisdiction over the issuance of securities by Southern Connecticut Gas and Connecticut Natural Gas, other than indebtedness with maturities of one year or less. MPUC has jurisdiction over the issuance of securities by Maine Natural Gas, Central Maine Power, MEPCo and NORVARCO other than indebtedness of up to one year. MDTE has jurisdiction over the issuance of securities by Berkshire Gas other than indebtedness with maturities of one year or less.

          Except as stated above, no state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.


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


ITEM 5.   PROCEDURE.
          ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

               A-1 Restated Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 23, 1998 (filed as Exhibit 4.1 to Energy East's Post-effective Amendment No. 1 to Registration No. 033-54155 and incorporated herein by reference).

               A-2 Certificate of Amendment of the Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 26, 1999 (filed as Exhibit
                    3.3 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766 and incorporated herein by reference).

               A-3  By-Laws of Energy East as amended April 23, 1999 (filed as
                    Exhibit 3.4 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766, and incorporated herein by reference).

               A-4 Amended and Restated Certificate of Incorporation of CMP Group (filed in the Office of the Secretary of State of the State of Maine on June 11, 1999, File No. 199811590D, and previously filed on Form S-E and incorporated herein by reference).

               A-5 Amended and Restated Certificate of Incorporation of CTG Resources (filed as Exhibit 3.2 to the Registration Statement on Form S-4 in File No. 333-16297 and incorporated herein by reference).

               A-6  Declaration of Trust of Berkshire Energy Resources (filed in
                    Exhibit 3.1.1, to the Registration Statement on Form S-4 in File No. 333-46799 and incorporated herein by reference).

               B    Form of Tax Allocation Agreement.

               F    Opinion of Counsel (to be filed by amendment).

               G Financial Data Schedule (filed as Exhibit G-3 and titled "Exhibit 27" to Energy East's Amendment No. 1 to the Application/Declaration on Form U-1, File No. 070-09569, and incorporated herein by reference).

               H    Proposed Form of Federal Register Notice (previously filed).

               I Descriptions of dividend reinvestment plan and stock-based compensation and employee benefit plans (to be filed by amendment).

               J-1 Actual cash flow data for fiscal years 1997 - 1999 for Energy East consolidated and for the Intermediate Holding Companies and certain Utility Subsidiaries and pro forma cash flow data for fiscal years 2000 - 2002 for Energy East and certain Utility Subsidiaries (filed confidentially pursuant to Rule 104).

               J-2 Actual capitalization ratios at fiscal year end 1997 -1999 for Energy East consolidated and for the Intermediate Holding Companies and certain Utility Subsidiaries and pro forma capitalization ratios at fiscal year end 2000 - 2002 for Energy East consolidated and certain Utility Subsidiaries (filed confidentially pursuant to Rule 104).

          B.   FINANCIAL STATEMENTS.
               --------------------

               FS-1 Pre-Merger and pro forma combined condensed balance sheet of
                    Energy East as of September 30, 1999, and pre-Merger and pro forma combined condensed statement of income and statement of retained earnings of Energy East for the twelve months ended September 30, 1999 (filed as Exhibit FS-1 to Energy East's Amendment No. 4 to Application/Declaration on Form U-1, File No. 70-9569 and incorporated herein by reference).

               FS-2 Balance Sheet of CMP Group as of September 30, 1999, and
                    statement of income and statement of retained earnings of CMP Group for the twelve months ended September 30, 1999, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed in FS-1).

               FS-3 Balance Sheet of CTG Resources as of September30, 1999, and
                    statement of income and statement of retained earnings of CTG Resources for the twelve months ended September 30, 1999, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed in FS-1).

               FS-4 Balance Sheet of Connecticut Energy as of September 30,
                    1999, and statement of income and surplus of Connecticut Energy for the twelve months ended September 30, 1999 (included in Connecticut Energy's Form 10-K for the year ended September 30, 1999, File No. 001-08369 and incorporated herein by reference).

               FS-5 Balance Sheet of Berkshire as of September 30, 1999, and
                    statement of income and statement of retained earnings of Berkshire for the twelve months ended September 30, 1999, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed in FS-1).

               FS-6 Statements of income and surplus of CMP Group for the fiscal year ended December 31, 1999, 1998, and 1997 (included in CMP Group's Form 10-K for the year ended December 31, 1999, File No. 001-14786 and incorporated herein by reference).

               FS-7 Statements of income and surplus of CTG Resources for the fiscal year ended September 30, 1999, 1998, and 1997 (included in CTG Resource's Form 10-K for the year ended September 30, 1999, File No. 1-12859 and incorporated herein by reference).

               FS-8 Statements of income and surplus of Connecticut Energy for the fiscal year ended September 30, 1999, 1998, and 1997 (included in Connecticut Energy's Form 10-K for the year ended September 30, 1999, File No. 001-08369 and incorporated herein by reference).

               FS-9 Statements of income and surplus of Berkshire Energy for the fiscal year ended June 30, 1999, 1998, and 1997 (included in Berkshire's Form 10-K for the year ended June 30, 1999, File No. 0-29812 and incorporated herein by reference).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


ENERGY EAST CORPORATION                      NEW YORK STATE ELECTRIC & GAS
                                                  CORPORATION


/s/  Robert D. Kump                          /s/  Robert D. Kump
----------------------------------           ----------------------------------
Name:  Robert D. Kump                        Name:  Robert D. Kump
Title: Vice President & Treasurer            Title: Treasurer


MAINE NATURAL GAS, L.L.C.                    CMP GROUP, INC.



/s/  Tim D. Kelley                           /s/  Arthur W. Adelberg
----------------------------------           ----------------------------------
Name:  Tim D. Kelley                         Name:  Arthur W. Adelberg
Title: President & CEO                       Title: Executive Vice President
                                                       & CFO


CENTRAL MAINE POWER COMPANY                  MAINE ELECTRIC POWER COMPANY



/s/  Sara J. Burns                           /s/  Sara J. Burns
----------------------------------           ----------------------------------
Name:  Sara J. Burns                         Name:  Sara J. Burns
Title: President                             Title: President


NORVARCO                                     CONNECTICUT ENERGY CORPORATION



/s/  Arthur W. Adelberg                      /s/  Robert D. Kump
----------------------------------           ----------------------------------
Name:  Arthur W. Adelberg                    Name:  Robert D. Kump
Title: President                             Title: Vice President

THE SOUTHERN CONNECTICUT GAS COMPANY         CTG RESOURCES, INC.



/s/  Sam Bowlby                              /s/  James P. Bolduc
----------------------------------           ----------------------------------
Name:  Sam Bowlby                            Name:  James P. Bolduc
Title: V.P., General Counsel & Secretary     Title: Executive Vice President
                                                       & C.F.O.


CONNECTICUT NATURAL GAS CORPORATION          BERKSHIRE ENERGY RESOURCES



/s/  James P. Bolduc                         /s/  Scott S. Robinson
----------------------------------           ----------------------------------
Name:  James P. Bolduc                       Name:  Scott S. Robinson
Title: Executive Vice President & C.F.O.     Title: President & CEO


THE BERKSHIRE GAS COMPANY                    ENERGY EAST ENTERPRISES, INC.



/s/  Scott S. Robinson                       /s/  Robert D. Kump
----------------------------------           ----------------------------------
Name:  Scott S. Robinson.                    Name:  Robert D. Kump
Title: Chief Executive Officer               Title: Treasurer


Date:  April 28, 2000